Exhibit 99.2

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	40,166	38,500	35,349	153,851	142,028
2	Cost of revenues	19,113	17,748	16,454	70,421	65,724
3	Gross profit (1 - 2)	21,053	20,752	18,895	83,430	76,304
4	Selling, general and administrative expenses	12,376	12,036	12,067	48,890	46,910
5	Research and development expenses	3,662	3,668	4,348	15,607	18,265
6	Other income, net	(330)	(681)	(167)	(1,955)	(788)
	Total operating expenses	15,708	15,023	16,248	62,542	64,387
7	Results from operating activities [(3) - (4 + 5 + 6)]	5,345	5,729	2,647	20,888	11,917
	Finance income	594	502	1,209	2,280	2,897
	Finance expense	(245)	(515)	(177)	(1,163)	(817)
8	Finance (expense)/income, net	349	(13)	1,032	1,117	2,080
9	Share of profit of equity accounted investees, net of tax	157	89	69	438	344
10	Profit before tax (7 + 8 + 9)	5,851	5,805	3,748	22,443	14,341
11	Tax expense	1,507	953	726	3,648	4,535
12	Profit for the period / year	4,344	4,852	3,022	18,795	9,806
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	26.20	29.25	18.21	113.28	59.13
	Diluted earnings per share of Rs.5/- each	26.16	29.21	18.18	113.09	59.00
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

	All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2019	31.12.2018	31.03.2018	31.03.2019	31.03.2018
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,141	7,232	7,699	29,925	27,484
	b) Global Generics	30,384	31,347	27,836	122,903	114,014
	c) Proprietary Products	2,513	735	848	4,750	4,245
	d) Others	504	481	414	2,058	1,777
	Total	41,542	39,795	36,797	159,636	147,520
	Less: Inter-segment revenues	1,376	1,295	1,448	5,785	5,492
	Net revenue from operations	40,166	38,500	35,349	153,851	142,028

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,420	1,826	1,510	6,128	4,446
	b) Global Generics	17,008	18,049	16,506	71,924	67,190
	c) Proprietary Products	2,307	628	726	4,182	3,799
	d) Others	318	249	153	1,196	869
	Total	21,053	20,752	18,895	83,430	76,304
	Less: Selling and other un-allocable expenditure, net of other income	15,202	14,947	15,147	60,987	61,963
	Total profit before tax	5,851	5,805	3,748	22,443	14,341

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The audited results have been reviewed by the Audit Committee of the Board on 16 May 2019 and approved by the Board of Directors of the Company at their meeting held on 17 May 2019. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company.The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the U.S. FDA has sent certain follow-up questions and in March 2019, the Company has submitted its responses to these questions. Based on the discussions with the U.S. FDA, a meeting would be conducted prior to re-inspection of the site.

4	Effective 1 April 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers, using the modified restrospective approach. IFRS 15 replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of IFRS 15 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	Effective 1 April 2018, the Company adopted IFRS 9, Financial instruments,using the modified retrospective approach. IFRS 9 significantly differs from IAS 39, Financial Instruments: Recognition and Measurement, and includes a logical model for classification and measurement, a single, forward looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. As a result of the aforesaid changes, the overall impact of adoption of the new accounting standard on the retained earnings as on 1 April 2018 is Rs. 12 million.

6	During the three months ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs.1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

7	"Other income,net" for the year ended 31 March 2019 also includes gain of:
-Rs. 423 million on sale of API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited during the three months ended 31 December 2018;and
-Rs. 423 million of profit on sale of intangible assets forming part of Company’s Proprietary Products Segment during the three months ended 30 September 2018.

8	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. Corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%.
Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs. 374 million and Rs. 1,304 million for the quarter and year ended 31 March 2018.

9	The Board of Directors, at their meeting held on 17 May 2019, have recommended a final dividend of Rs. 20 per share subject to approval of shareholders.

10	The results for the quarter and year ended 31 March 2018, were audited by other auditors. An unqualified report was issued by them thereon.

11	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

12	The results for the quarter and year ended 31 March 2019 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

13	Consolidated statements of financial position

All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2019	31.03.2018
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	2,228	2,638
Other investments	22,529	18,330
Trade and other receivables	39,869	40,617
Inventories	33,579	29,089
Derivative financial instruments	360	103
Current tax assets	3,400	4,567
Other current assets	12,536	14,301
Total current assets	114,501	109,645
Non-current assets
Property, plant and equipment	54,088	57,869
Goodwill	3,902	3,945
Other intangible assets	44,367	44,665
Trade and other receivables	113	169
Investment in equity accounted investees	2,529	2,104
Other investments	813	2,549
Deferred tax assets	4,168	3,628
Other non-current assets	946	1,030
Total non-current assets	110,926	115,959
Total assets	225,427	225,604

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	14,553	16,052
Short-term borrowings	12,125	25,466
Long-term borrowings, current portion	4,256	63
Provisions	4,166	3,732
Current tax liabilities	181	1,530
Derivative financial instruments	68	85
Bank overdraft	-	96
Other current liabilities	24,351	22,668
Total current liabilities	59,700	69,692
Non-current liabilities
Long-term borrowings, excluding current portion	22,000	25,089
Deferred tax liabilities	610	730
Provisions	52	53
Other non-current liabilities	2,868	3,580
Total non-current liabilities	25,530	29,452
Total liabilities	85,230	99,144
Equity
Share capital	830	830
Treasury shares	(535)	-
Share premium	8,211	7,790
Share based payment reserve	990	1,021
Capital redemption reserve	173	173
Retained earnings	128,646	113,865
Other components of equity	1,882	2,781
Total equity	140,197	126,460
Total liabilities and equity	225,427	225,604

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 17 May 2019	Co-Chairman and Chief Executive Officer